UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                           CROWN MEDIA HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228411 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Brian Gardner, Esq.
                  Executive Vice President and General Counsel
                          Hallmark Cards, Incorporated
                                 Department 339
                                   2501 McGee
                           Kansas City, Missouri 64108
                                 (816) 274-5583
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.
         [  ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  228411 10 4                                            Page 2 of 6
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Hallmark Cards, Incorporated
            --------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3.   SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           WC, OO
           ---------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Missouri
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 88,748,392 shares of Class A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           84.7% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 28, 2006. Includes 4,862,890 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,862,890 shares of Class A Common Stock is disclaimed.

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CUSIP No.  228411 10 4                                            Page 3 of 6
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Hallmark Entertainment Holdings, Inc.
            --------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3.   SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 88,748,392 shares of Class A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           84.7% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 28, 2006. Includes 4,862,890 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,862,890 shares of Class A Common Stock is disclaimed.

--------------------------------------------------------------------------------
CUSIP No.  228411 10 4                                            Page 4 of 6
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Hallmark Entertainment Investments Co.
            --------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X] (1)
               -----------------------------------------------------------------

           (b) [ ]
               -----------------------------------------------------------------

      3.   SEC Use Only [ ]
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            83,885,502 shares of Class A common stock (2)
                            ----------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 88,748,392 shares of Class A common stock (2)(3)
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  [   ]
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           84.7% (3)
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

---------------------------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 28, 2006. Includes 4,862,890 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,862,890 shares of Class A Common Stock is disclaimed.

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CUSIP No.  228411 10 4                                            Page 5 of 6
--------------------------------------------------------------------------------

This Schedule 13D/A Amendment No. 8 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of Crown Media Holdings, Inc. (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

The Issuer's Board of Directors has announced that it has determined to terminate the process of reviewing strategic alternatives and to fully commit the company's resources to continuing to operate its channels and its VOD and HD programming services. The Reporting Persons support the decision of the Issuer's Board of Directors to focus on the operations of the business, and in furtherance of that decision may from time to time engage in discussions with
(1) potential sources of financing for the Issuer, and (2) potential strategic partners.

In addition, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer's equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons' liquidity requirements and other investment considerations.

The factors described in the first and last sentences of the preceding paragraph and/or the discussions described in the preceding two paragraphs may materially affect, and result in, the Reporting Persons': (1) modifying or disposing of all or a portion of their debt and equity investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer's operations, governance or capitalization, including but not limited to the recapitalization of the Issuer's indebtedness due to the Reporting Persons and their affiliates, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons do not currently intend to engage in or propose a "going private" transaction.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D, or dispose of all or a portion of their investment in the Issuer in privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2006                 HALLMARK CARDS, INCORPORATED


                                       By: /s/ Brian Gardner
                                          --------------------------------------
                                          Name:  Brian Gardner
                                          Title: Executive Vice President



Dated:  April 17, 2006                 HALLMARK ENTERTAINMENT HOLDINGS, INC.


                                       By: /s/ Brian Gardner
                                          --------------------------------------
                                          Name:  Brian Gardner
                                          Title: Vice President



Dated:  April 17, 2006                 HALLMARK ENTERTAINMENT INVESTMENTS CO.


                                       By: /s/ Brian Gardner
                                          --------------------------------------
                                          Name:  Brian Gardner
                                          Title: Vice President

                                   SCHEDULE I
                                   ----------

The name and present principal occupation of each director and executive officer of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co. are set forth below. The business address for the directors and executive officers of Hallmark Cards, Incorporated and Hallmark Entertainment Investments Co. is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for the directors and executive officers of Hallmark Entertainment Holdings, Inc. is c/o Hallmark Entertainment Holdings, Inc., 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. All the directors and executive officers listed on this Schedule I are United States citizens.


                          HALLMARK CARDS, INCORPORATED


NAME                                             TITLE
----                                             -----

Herman Cain                                      Director
Nancye L. Green                                  Director
John P. Mascotte                                 Director
William D. Perez                                 Director
Timothy P. Smucker                               Director
Donald J. Hall                                   Chairman of the Board
Donald J. Hall, Jr.                              Director; Vice Chairman, President and Chief Executive Officer
James E. Boike                                   President - Retail
David E. Hall                                    Director; President - Personal Expression Group
Robert J. Druten                                 Executive Vice President - Chief Financial Officer
Brian E. Gardner                                 Executive Vice President - General Counsel, Secretary
Anil Jagtiani                                    Executive Vice President - Corporate Strategy and Development
William P. Lucas                                 Executive Vice President - Real Estate
Paul Barker                                      Senior Vice President - Creative Product Development
Steve Hawn                                       Senior Vice President - General Manager - Greetings
Steve Doyal                                      Senior Vice President - Public Affairs and Communications
Lisa Macpherson                                  Senior Vice President - Retail Merchandising
Steve Paoletti                                   Senior Vice President - Sales
Rod Sturgeon                                     Senior Vice President - PEG - Finance
John Sullivan                                    Senior Vice President - General Manager - Party
James Welch                                      Senior Vice President - Marketing
Thomas B. Wright, III                            Senior Vice President - Human Resources
Margaret Keating                                 Group Vice President - Operations
Pete Burney                                      Operations Vice President - Order Distribution
Daniel S. Krouse                                 Operations Vice President - Global Procurement
Ray Powers                                       Operations Vice President - Manufacturing
Michael W. Goodwin                               Vice President - Information Technology

                      HALLMARK ENTERTAINMENT HOLDINGS, INC.



NAME                                             TITLE
----                                             -----
Donald J. Hall, Jr.                              Director; Vice Chairman, President and Chief Executive Officer
                                                 of Hallmark Cards, Incorporated
Robert J. Druten                                 Director; Executive Vice President and Chief Financial Officer
                                                 of Hallmark Cards, Incorporated
Brian E. Gardner                                 Director; Executive Vice President and General Counsel of
                                                 Hallmark Cards, Incorporated
Anil Jagtiani                                    Director; Executive Vice President - Corporate Strategy and
                                                 Development of Hallmark Cards, Incorporated

                      HALLMARK ENTERTAINMENT HOLDINGS, INC.


NAME                                             TITLE
----                                             -----

Arnold L. Chavkin                                Director
Glenn Curtis                                     Director
Robert J. Druten                                 Director; President
David J. Evans                                   Director
Donald J. Hall, Jr.                              Director
Irvine O. Hockaday, Jr.                          Director
Anil Jagtiani                                    Director
John P. Mascotte                                 Director

                                   SCHEDULE II
                                   -----------


To the knowledge of the Reporting Persons, listed below are the names of their executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Name                                Number of Shares
----                                ----------------

Arnold L. Chavkin                   88,748,392(1)(2)
Glenn Curtis                                 0
Steve Doyal                              1,500
Robert J. Druten                        18,500
David J. Evans                          84,700
Nancye L. Green                         10,000
David E. Hall                            2,500
Donald J. Hall, Jr.                 88,748,392(3)
Irvine O. Hockaday, Jr.                 77,865(4)
Anil Jagtiani                            8,000
John P. Mascotte                        84,190(4)
William D. Perez                        10,902



(1)  Mr. Chavkin shares investment and voting power with JPMorgan Partners
     (BHCA), L.P., but disclaims beneficial ownership of such shares.
(2) Mr. Chavkin may be deemed to beneficially own shares held by HEIC as a result of ownership of HEIC by JPMorgan Partners (BHCA) L.P., but Mr. Chavkin disclaims beneficial ownership of such shares.
(3) Donald J. Hall, Jr., may be deemed to be a beneficial owner of the shares beneficially owned by HEIC because Mr. Hall is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards and he is Vice Chairman of the board of directors, Chief Executive Officer and President of Hallmark Cards. Mr. Hall disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(4) Includes underlying stock options that are vested or will vest within 60 days.